January 7, 2025

Jie Liu
Chief Executive Officer
Hongli Group Inc.
No. 777, Daiyi Road
Changle County, Weifang City
Shandong Province, China, 262400

        Re: Hongli Group Inc.
            Registration Statement on Form F-3
            Filed December 26, 2024
            File No. 333-284050
Dear Jie Liu:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3
General

1. Please provide a detailed legal and factual analysis of why this offering is not a primary offering of your common stock and why the selling stockholders are not identified as underwriters. In this regard, we note the size of this offering relative to the number of shares of common stock held by non-affiliates and the current public float, the nature of your relationship with the selling stockholders is unclear, and the amount of time that the selling stockholders have held their shares. In formulating your response, please consider Securities Act Rule 415 and Interpretations
       212.15, 612.09 and 612.12 of our Securities Act Rules Compliance and Disclosure
       Interpretations.
 January 7, 2025
Page 2
2. Please include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of your common stock. To illustrate this risk, disclose the average purchase price of the shares being registered for resale, the percentage that these shares currently represent of the total number of shares outstanding and as compared to your public float, and that selling shareholders may have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares, as applicable.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Matthew Derby at 202-551-3334 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology